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During the ten month period ended October 31, 1996, the Fund adjusted the classification of investment income and capital gain (loss) to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. During the ten month period ended October 31, 1996, amounts have been reclassified to reflect an increase in paid-in capital of $648, a decrease in accumulated net realized gain of $1,039, and an increase in undistributed net investment income of $391.